UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
Specialized Disclosure Report

Air Methods Corporation
(Exact name of registrant as specified in its charter)

Delaware	0-16079	84-0915893
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

7301 South Peoria, Englewood, Colorado	80112
(Address of principal executive offices)	(Zip Code)

Crystal L. Gordon, Esq.
General Counsel and Corporate Secretary
(303) 792-7400
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

INFORMATION TO BE INCLUDED IN THE REPORT

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

The Company has concluded in good faith that during 2013:

-	The Company has manufactured and contracted to manufacture products as to which conflict minerals are necessary to the functionality or production of such products.

-	Based on a reasonable country of origin inquiry, the Company knows or has reason to believe that a portion of its necessary conflict minerals originated or may have originated in one or more Covered Countries and knows or has reason to believe that those necessary conflict minerals may not be from recycle or scrap sources.

In accordance with Rule 13p-1, the Company has filed this Specialized Disclosure Form (Form SD) and the associated Conflict Minerals Report (the “Report”) and both reports are posted to a publically available Internet site at www.airmethods.com under the “Investors” tab.

Item 1.02 Exhibits

The Company has contemporaneously with this Form SD filed the Report, which is attached as Exhibit 1.02.

Section 2 - Exhibits

Item 2.01 Exhibits

List below the following exhibit filed as part of this report.

Exhibit 1.02	Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Air Methods Corporation
(Registrant)

By	/s/ Crystal L. Gordon	May 30, 2014
	Crystal L. Gordon, General Counsel and Corporate Secretary	(Date)